PARKERVISION, INC.
9446 Philips Highway, Suite 5A
Jacksonville, Florida 32256

April 24, 2020

VIA EDGAR

Larry Spirgel, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Telecommunications
Washington, D.C. 20549

Re:
ParkerVision, Inc.
Registration Statement on Form S-1
File No. 333-237762

Dear Mr. Spirgel:

ParkerVision, Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 p.m., Tuesday, April 28, 2020, or as soon thereafter as practicable.

Very truly yours, PARKERVISION, INC.

By:	/s/ Cynthia Poehlman
Name:	Cynthia Poehlman
Title:	Chief Financial Officer